EXHIBIT A

June 19, 2002

Mr. Dennis M. Conerton
1352 Middle Road
S. Beloit, IL 61080

Dear Dennis,

This letter will confirm our understandings with respect to your resignation from employment of Blackhawk State Bank and Blackhawk Bancorp. They are:
1. Your resignation was effective January 31, 2002;
2. You will remain on the payroll through July 31, 2002;
3. You will participate in the employee health insurance plan through July 31, 2002. Thereafter, you will be eligible for COBRA participation at your sole expense.
4. You may continue to use your company car through January 31, 2003 and the bank shall pay for insurance and regular maintenance until you return or purchase it, whichever comes first. You will pay for gasoline and oil changes. You may purchase the car any time prior to then at the car's current book value.
5. Any unexercised stock options held by you expired on April 30, 2002.
6. You will remain a director subject to the by-laws of the company and receive such compensation as may be in effect, from time to time, for outside directors;
7. This agreement between us remains confidential except when disclosed to our respective counsels, board members and any disclosures that are required by law or regulation.
We appreciate your patience and cooperation in the matter. If this letter accurately reflects our agreement, please sign and return a copy to my attention.

                                        Agreed and Accepted:
Sincerely,                              This 29th day of June, 2002

/s/ R. R. Bastian
------------------------------------
R. R. Bastian for Merritt J. Mott
Board of Directors                      /s/ Dennis M. Conerton
Blackhawk State Bank                    ------------------------------
Blackhawk Bancorp                       Dennis M. Conerton